

October 22, 2010

Mr. Ronald Pipoly, Jr.
Chief Financial Officer
AMTRUST FINANCIAL SERVICES, INC.
59 Maiden Lane 6th Floor
New York, NY 10038

Re: AMTRUST FINANCIAL SERVICES, INC.
       Form 10-K for the Period Ended December 31, 2009
       Filed March 16, 2010
       File No. 001-33143

Dear Mr. Pipoly:

We sent you an October 6, 2010 letter notifying you that we have no further comments on the review of the above referenced filing. We have, however, reconsidered your disclosure as proposed in your letter dated August 25, 2010 and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

3. Investments
Available-For-Sale Securities
(f) Other Than Temporary Impairment, page F-21

1. In the first sentence of your proposed disclosure to comment one, you state that your investment committee evaluates "each" security in an unrealized loss position quarterly. However, in the second paragraph, you state that the investment "committee maintains an individual list of investments that have been in a *significant unrealized loss position in excess of 12 months*." Please provide us revised proposed disclosure to state whether you evaluate all securities in an unrealized loss position or only securities that have been in a loss position in excess of 35% and/or 12 months.

2. Your policy appears to state that, at least for certain securities, you wait in excess of two years before recording an other than temporary impairment for equity securities. Although dependent on specific facts and circumstances, we generally believe that a length of time considerably less than two years would represent an other than temporary impairment. Please provide us a schedule of unrealized loss for your equity securities at September 30, 2010 showing the amount of unrealized losses for less than six months, six

to nine months and greater than nine months. Tell us the objective evidence that supports your conclusion at September 30, 2010 that an other than temporary impairment is not necessary for equity securities in an unrealized loss for more than nine months.

3. While we recognize that your investment strategy is to purchase equity securities with values that you believe are not accurately reflected in the market and to hold those securities for 36 months until their "true value" is more closely reflected in the market, we do not believe that this strategy supports not recording an other than temporary impairment. Disclosures about your investment strategy, therefore, may be better suited outside your financial statements.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant